Exhibit 12.1
Residential Capital Corporation
Exhibit 12.1 — Computation of the Ratio of Earnings to Fixed Charges
      The following table sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated for the nine months ended September 30, 2005. For purposes of computing the ratio of earnings to fixed charges, earnings represent income before taxes and fixed charges. Fixed charges consist of interest expense and one-third of rental expense, which we believe to be representative of the interest portion of rent expense.

	Nine Months
	Ended September 30,

	2005	2004

	(Dollars in thousands)
Net income	$902,326	$710,281
Income tax expense	556,873	498,395
Interest expense	2,653,393	1,671,551
Interest portion of rental expense	29,143	25,317

Earnings available to cover fixed charges	$4,141,735	$2,905,544

Fixed Charges:
Interest expense	$2,653,393	$1,671,551
Interest portion of rental expense	29,143	25,317

Total fixed charges	$2,682,536	$1,696,868

Ratio of earnings to fixed charges	1.54	1.71